Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of an appearance on The Bitcoin Layer Podcast by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), on July 22, 2025. A link to the podcast is here: https://www.youtube.com/watch?v=dkph5lF2KmA.

Nick Bhatia: Welcome back to the Bitcoin Layer. I'm Nick Bhatia. Today we welcome Matt Cole. He is the CEO of Strive Funds, an asset manager that has been building an impressive track record. Matt, welcome to the show.

Matt Cole: Thanks for having me, Nick.

Nick Bhatia: So you guys just raised $750 million for a bit Bitcoin strategy. I want to understand that, but first give us a little bit of background about Strive and how you guys got there and your personal journey as well.

Matt Cole: Yeah, absolutely. So Strive was founded in 2022 by Vivek Ramaswamy. I was part of the day one team and we're an asset manager. So over the course of about two years, we've raised over $2 billion of AUM. We have 13 ETFs. 11 are passively managed equity funds, two are actively managed fixed income funds. And just to give a sense, the $2 billion of growth is record breaking in the ETF space. We're one of the fastest growing ETF issuers in 20 years. Uh, we are growing basically at the pace of JP Morgan when they got in the ETF industry, uh, Ark, Cathie Wood’s funds, and Pacer combined. And so it was unprecedented growth. And our mission was focused on taking advantage of an inefficiency in capital markets where no one was focused on proxy voting or corporate governance. They were always focused on just fees and the beta side of things. And so we focused on pushing corporations to drop things like ESG mandates and focus of unapologetic capitalism. And the markets really liked that. Um, we had so much success that the ESG movement has collapsed just about two years after the launch of our funds. And so when we were looking for the best way to maximize value for our shareholders, adopting a Bitcoin treasury standard became an obvious next place for us to go. Uh, so for those that don't know, I am a longtime Bitcoiner myself. I put pretty much my entire net worth in Bitcoin in late 2016, early 2017. I haven't looked back ever since. Um, and so why did I do that? I did that because my background prior to Strive, I was working at CalPERS. I was one of the largest buyers of U.S. treasuries in the United States. So CalPERS is the largest pension fund in the U.S. they're about a half a trillion dollar asset manager. I managed about $70 billion of their assets, um, their U.S. treasury portfolio, their structured products portfolio, which is actually relevant for a Bitcoin treasury company as you think about what's happening in the space and all these different instruments that Strategy is offering that are all different times of structuring. Uh, that's my background. And so it became obvious for us to take that next step. And so, and so we did so and, and when we did so. And we'll get into this, I'm sure. Um, you know, we could have done a SPAC. We chose not to do a SPAC, um, we could have announced a SPAC um, several months ago. But it was really in about um, early 2025, so call it like January-ish, that we decided we are going to become a Bitcoin treasury company. And instead of doing a SPAC and announcing it in January of last of this year, we knew that a reverse merger was the best route to go. Um, we can kind of get into some of the reasons why. But reverse mergers allow for you to be shelf eligible. So to actually do things like when Strategy announces STRF, STRK, STRD, STRC. Why are they able to do that? Because they're a well-known, seasoned issuer. They're a company that has a track record of a publicly traded company. Um, they're shelf eligible. And so for a SPAC you don't have those things for the first 12 months post close. And so a SPAC you have to wait typically a little bit longer to close than it's 12 months post close. So we did what I think is the hard thing. Um, we found a company to say we will reverse merge with you. Um, so we announced that in May of this year and now we're tracking for, call it a late summer, early fall, close of the transaction. And then we raised a large pipe. And that large pipe is also relevant for two reasons. One, it obviously allows us to buy a lot of Bitcoin and catapult us into one of the larger Bitcoin holders, um, in publicly traded corporations. But it also shows the institutional, um, acceptance and excitement for what we were doing. And so we didn't just say we're going to do the exact same thing as Strategy. We also laid out a handful of alpha strategies. So almost like hedge fund type strategies within our operating company because we're an asset manager and alpha is what our team does.

Nick Bhatia: That's fascinating. And I want to ask you a follow up about coming from CalPERS now for the viewer. Matt and I come from the same world fixed income buy side. We are fiduciaries in that we have portfolios. And those portfolios, we have to invest them on behalf of the client and do right by the client, buy their mandate, invest safely and so Matt and I have a very similar background in that regard. So I want to ask you on the fixed income buy side, what did you see about Bitcoin or perhaps, um, I'm projecting my own experience, uh, onto you. But what did you see about the size of capital that you were dealing with versus the tiny size of Bitcoin at the time? Why did you decide to make that jump? 2016, 2017? What was it about Bitcoin? What was it about your seat at Calpers? Give us a little bit of color there.

Matt Cole: Yeah, absolutely. So when I was buying U. S Treasuries, so obviously also buying agency mortgages, they're ah, all related. Right. But it was during the era of QE and so during that area of QE you would see the Fed announcing large buys of Treasuries of agency mortgages. And then when you're on the buy side and you're a large account, you get direct access to talk to people at the Fed, talk to people at the Treasury. And so we were frankly just concerned about the deficit, about the spending and about the monetization of debt by the federal government. And so we would talk to them and they would give very vague answers. Oh, um, you know, it's not printing money. And you'd get into it and what you would learn is that by a technical definition it's not printing money, but it is the monetization of the U.S. debt. When the treasury issues debt and then it goes to a bank and then the Fed buys the debt from the bank. Um, you know, it's, it's one step removed from a direct monetization. But that's, that's what it was. And so that was the view on the fixed income side. Obviously it's not tied to calipers at all. And we would always ask, you know, what's the plans for the US government to actually start getting the fiscal deficit situation under control. And all you would hear was this continual kick the can down the road. And that was true in the US it was true in Europe, it was true basically in all areas where there was fiat currencies. And so we just saw the debt situation getting worse and worse. And this was before I was a Bitcoiner. It just, it just felt like there was, there was no answer other than we're going to kick the can down the road until there's an eventual default by one way or the other. And my view is that monetizing the debt is the slow motion version of a default. It's not a technical default. But you're devaluing the dollar. And so that was the backdrop. I knew about, and this was call it, you know, 2010-2011-2012-2013. I knew about Bitcoin around that time. Um, I just thought it was, it was silly, silly Internet money. And the reason that I thought it was silly Internet money and it took me a while was I'm a large, I was a large institutional investor and I learned about Bitcoin on a bodybuilding pool. And so you see these bodybuilders talk about magic Internet money and that it's going to fix the world. And it just felt like, how could that be the answer when I'm talking directly to the Fed, to the treasury, to the largest banks and institutions in the world and none of them are talking about this. So it took me several years to say, finally, I don't see an answer over here. In my view, Bitcoin became the only answer and I think it's still to this day is the only answer. And opt out from fiat currencies. And I mean frankly, fiat currencies, typically, they don't last for thousands of years anyway. So this is actually, the fall of fiat currencies is actually part of nature. In my view. It's Bitcoin that's the innovation that becomes the answer and the new thing. But there always will be a new and a better thing. And Bitcoin is that better thing. It's perfect money. And it's the first time we've actually seen deflationary money, hard money. And I think that, uh, the markets are still working to understand that. And it's, it's really a beautiful thing to watch.

Nick Bhatia: Agree. And probably one of the things that you and I both did is followed the individual cusips from the Treasury Department into the SOMA portfolio, thus proving to ourselves the debt is being monetized despite the semantics. And I, uh, just explained that to the viewer. We when the treasury issues a bond, each bond has an identifier. Those bonds get auctioned and the primary dealers pick up a chunk of them. And so you watch the bond go from the Treasury Department to a Goldman Sachs, for example, then you see the Fed in its open market operations buy that same new bond, two weeks old, three weeks old, from Goldman Sachs and it ends up in the Fed's portfolio. And so yes, there's one step removed and they can escape the semantics of debt monetization, but we're not idiots. And so that's, you know, something that I think people broadly understood at the time that you can't just gaslight us that this isn't debt monetization. It is. And we're not some, I wouldn't say we're some beyond sophisticated technical people. Uh, this was not a difficult thing to see a bond ticker go from the treasury to Goldman to the Fed all within a span of few weeks. So I think it's important, Matt, to sometimes slow it down and explain that aha moment to people and because let's say you and I might have a different opinion on how long the fiat system can last. Right. Uh, I tend to think it can last many, many decades. And uh, that might be more than some other people. It doesn't mean that they're not in slow motion default as you described. So we can agree exactly on that, while disagree on the timing. And I think all of those perspectives are different, um, depending on what your pers, what your career background is. But at a certain point we have to call a spade a spade.

Matt Cole: No, I totally agree and I would love to hear your view on the decline of fiat currencies and taking decades. That is actually my view as well. Um, my view is maybe slightly, um, nuanced, maybe the wrong word. I'm sure yours is very nuanced. But I do have a nuanced view of how that plays out. And, and then the view is that I do think we are in a, in a secular decline of the dollar relative to other fiat currencies. So that's not obviously a Bitcoin argument. Um, and I believe that that's been in place in slow motion for the last 40, 50 years. Um, and, and so we are, we're, and I think we kind of went up against a, a top trend line. But I do think that the dollar has more to lose relative to other fiat currencies because it's the global reserve currency. And so what I think happens over the next decade or so is that DXY specifically, which is the dollar relative to another basket of fiat currencies, for those that don't know that it kind of goes in decline to low levels, but uh, levels that have been seen or maybe slightly below levels that have been seen historically over the last 40, 50 years. So that is not calling for the collapse of the dollar, it's calling for the weakening of the dollar. And a weakening of the dollar will be likely beneficial for Bitcoin relative to the dollar and just Bitcoin at large because it would be the weakening of the global reserve currency. Um, and then it gets a little bit convoluted. For people and myself included, that all fiat, uh, currencies are being devalued or almost all the large major ones. And so relative to one another, they might look fairly stable. But that's because the Fed talks to the ECB and they're all working not explicitly in connection with each other, but implicitly they work together to stabilize market liquidity across the globe. Because we do have a global financial system. Um, but I think that the dollar declines. I don't think the debt situation improves. And so I do think that fiat currencies weaken. Bitcoin goes up a lot. Um, but it probably, I do think that fiat currencies can survive for, for decades to come. But I don't think that that that necessarily means that Bitcoin, even in that scenario, can't go into the millions and millions of dollars as, as. Because if you think about what's happened even since 2017 to now, which has obviously seen Bitcoin rise from a $1,000 to $100,000 plus, the DXY has actually been in a pretty narrow range. It's had movements, but if you actually look at the chart and you zoom out, it's been in a fairly narrow range. So we actually see a true decline that we have seen several times over the last 40, 50 years. If we saw that play out, that would be in my view extremely bullish for Bitcoin. And it's part of the reason why I think that we may not enter into an era over the next five, ten years where Bitcoin's returns actually slow down versus what they have been for the last seven, eight years.

Nick Bhatia: It's fascinating. I'm um, looking at the chart here on DXY at around 97m. Breaking through this support, multi-year support and I mean 85 looks very reasonable on the chart. We have some great sponsors at the Bitcoin layer. Sponsors that are helping us deliver the highest quality research to you. But not just any sponsors. We want to bring on partners that are adding value to your Bitcoin process and journey. If you're serious about your Bitcoin, you need to start acting like it. Unchained just launched the Financial Freedom Bundle, a curated pack that includes a premium Bitcoin book, a new hardware wallet guide and access to a private event. With Tour de Meester. It's time to take control of your generational wealth. Make sure you go to unchained.com/tbl to request your financial freedom bundle. That's unchained.com/tbl. Human Rights foundation presents the Financial Freedom Report Go to financialfreedomreport.org Sign up for the free newsletter today and get involved in the freedom aspect of Bitcoin. Bitcoin is a human right and it is evolving as such. Make sure to go to financialfreedomreport.org Sign up for their free newsletter and learn all about how Bitcoin is at the cutting edge of providing people with human rights. Smart macro analysts don't just watch the Fed, they watch the world. I think that your nuanced view on the decline of DXY, especially given recent price action and maybe a uh, shift in geopolitics contributing to it, very, very interesting to think about how Bitcoin could perform in a weakening dollar environment. And, and from our framework where we have our own index TBL liquidity, part of it is DXY in an inverse. So when DXY goes down it's supportive to global liquidity and the idea that credit creation becomes easier as the dollar goes weaker. So something very, very important to think about and I would tend to agree with you that at least from the chart perspective, DXY has lost some significant support uh, in the past three to four month uh, monthly candles and that spells potentially a multi-year bear market for, for um, DXY here and Bitcoin on the other side of that benefits in two ways. One on the numerator denominator side, but also like you say, going a little bit away from the dollar as, or the dollar losing its reserve status at the margin where Bitcoin picks it up and not necessarily even other fiat. I think that's part of the nuance. Do you want to talk about that little, you uh, know, specific part of the DXY which is potentially the strengthening of other fiat versus the dollar but then relate it back into Bitcoin.

Matt Cole: Yeah, absolutely. So, so why so the dollar versus other fiat currencies is, is multifactorial in many different areas. But one of the things that happens when the dollar is strong is that it's showing support for the dollar as the global reserve currency. And so within the dollar has been the global reserve currency for decades. And so when we look at this, when I talk about this 40, 50 year chart of DXY and kind of uh, a 40 if 50 year decline of the strength of the dollar, dollar's been the reserve currency through multiyear decade long bear markets and bull markets. It's just really the strength of the dollar's reserve currency. And I think when you think about where we're going, even ignoring Bitcoin for a second, you think about AI, which I think AI is going to be a massive redistribution of power and of education around the globe. Um, and I think that that is something that will take away power from America and the university systems as ah, people can get great educations no matter where you are. I was just talking about my, with my wife about this. We're right now in northern Idaho and in some very rural areas and we passed an elementary school and I'm like, man, these kids now probably have access to more information than they've ever had through AI. But that's true globally and I think that's going to be a weakening force. You look at the fight right now between the treasury and the President and the Fed, I mean I have not been of the view that the Fed is independent for a long time but from an institutional perspective that is still widely accepted that the uh, Fed is an independent body. And I think that is being questioned right now from everyone. Well, if the confidence in the Fed's independence goes down, that should weaken the dollar as a global reserve currency, um, by almost by definition. And then you look at the fiscal deficit problem and it was literally a couple months ago that we were all talking about DOGE and the ability to slash spending. DOGE has collapsed effectively. There is now no one on either party that's even putting up a fight that we're going to be fixing the fiscal problem. And so the dollar is being attacked from every single angle that is out there. And I actually even think that things like the GENIUS bill, and this may be somewhat of a controversial take but um, I don't think that that's going to actually substantially increase the demand for stablecoins globally. I actually think the best scenario for stablecoins globally is basically an offshore dollar like tether that's less regulated from within the US that's able to sell dollars globally. I think that's probably most likely what people like Chinese billionaires would want. Um, I don't know that they are going to want the tether version that's pulled into the United States and more directly regulated. I think that's, that's closer to what a CBDC would look like and I think that's going to be a little bit more dangerous for people that kind of are looking from an opt out from their dictatorship countries. And so, you know, I think, I think from every different angle, um, that the dollar is being attacked right now.

Nick Bhatia: This is an excellent take and I don't say it often on the show, but some of the listeners are going to want to run this back twice. Uh, because what you're describing with tether is so important. This offshore onshore dollar difference and the utilization of the offshore dollar is because of emergent demand for the offshore dollar. It's because of a demand for dollars that do not want onshore dollar exposure. Whether it is JP Morgan's dollar coin or the Feds, it almost doesn't matter for certain entities outside the United States. So a lot of geopolitics that are very interesting there. Uh, you mentioned Strategy. Can you talk about the fight over US dollar capital for Bitcoin strategies? Obviously Strategy is the clear leader by a few miles. I think no one would argue that you have a group of companies that are charging up or trying to fight for that number two spot. But can there be hundreds of treasury companies? How is yours different? And how do you think about Strategy specifically in your approach to raising capital and fighting for that next dollar?

Matt Cole: So first off, I'm just such a massive fan of what Michael Saylor and Strategy have done and I would actually classify that they're more than a few miles. Um, I don't even know. Uh, they're basically on the moon already. Um, but what's interesting is actually taking some parallels to my background running a large fixed income portfolio. And so when I used to run a $70 billion fixed income portfolio, um, there were many advantages to managing a portfolio that size. And there were also disadvantages in trying to earn alpha. Because when you think about how do you earn alpha as Ah, the 500-pound gorilla, anything that you want to do to move the needle has to be massively scalable. And so when I was managing this bond portfolio, I would see opportunities all the time, um, to make money in like $100 million chunk. But 100 million dollar chunk or a $500 million chunk for a $70 billion bond portfolio is more of a hobby than something that you can actually do to create alpha. And so I think that there is a lot of opportunity for smaller companies to pick up alpha that would not be meaningful to Strategy. Um, I think that's, that's just the true in any different industry, whether it's, you know, startups. Why do startups emerge that take things that maybe in the future, you know, Google acquires or they actually rise up to be a competitor because at the time they're too small to rise to the, the level of significance for Google. But for a shareholder of the smaller company, what you care about is total return. And so the total return of a smaller company could, could compete or exceed, um, that uh, of Strategy and this is, you know, also similar to, just like, you know, uh, if you think about growth companies versus value companies, generally I think of Strategy as the value company in Bitcoin treasury space. And a value company in Bitcoin treasury space could have very high returns because it's tied to levered Bitcoin. Um, right. So it's not a case that like, you know, the future returns of Strategy is not going to be, is not going to potentially be great. But I do think that there will be many opportunities for Bitcoin treasury companies that are smaller to do things that are better, that do well, but also they're going to be more risky. Um, I wouldn't be surprised to see a smaller Bitcoin treasury company or a couple or a handful blow up, um, because they might take excess leverage. I mean, that is to me one of actually the beauties of capitalism is that in a capitalist society it usually will regulate itself by companies making mistakes because they have the freedom to do so. Um, and if you think about just what Strive has done today, we've taken zero debt. Actually right now, um, I think we're the only Bitcoin treasury company that's announced a reverse merger or a spat transaction that has zero convertible debt. And that might feel more consensus now, now that Michael Saylor's come out against convertible notes. I think even on his call yesterday, he talked about potentially retiring their existing ones, um, as a KPI for them. Um, we turned them down before. That was where the market was going because the terms weren't good. And that's just like an honest truth. Right. And I think that's important to lean into transparency. Like what were some of the terms that we've got that we've seen other people take as well? Some of them were actually forcing the pledging of your Bitcoin, so encumbering your Bitcoin, um, and oftentimes at a multiple of the actual Bitcoin that you held. So if you think about, you know, downward scenarios, and I'm extremely bullish. And so in a probabilistic scenario, I don't place this as some high probability, but imagine a scenario where Bitcoin dropped 50, 60% over the next six months. You would likely see some current Bitcoin treasury companies explode. Um, Strategy would not Strive, would not, because we have no debt. But, but other terms that have been taking are very risky. So probably a whatever 10%, 5% scenario, but a non-zero one. Um, and so that's just part of the differentiation and then part of the Other one is we'll be able to do the perpetual preferreds. We'll be able to do alpha strategies. So if you actually look into the alpha strategies that we've announced, every one of them could be meaningful to Strive. Meaning, uh, that for the size of our balance sheet, which will be large but small relative to Strategy, these things are movers in the returns of our portfolio. None of them would be movers for Strategy. So like they just, they can't even. There'd be no reason for them to compete with us. So those are just some reasons why I think that uh, both bullish but also cautious on some of the newer Bitcoin treasury companies.

Nick Bhatia: So why haven't you guys taken debt and what are you telling the, what are you telling your shareholders or those that you're raising equity capital from the reasons that you're not taking debt? What, uh, you don't have to name a company but what are you pointing to that, hey, that's the behavior that we're trying to avoid. We think that these are the companies that will go under if they employ these strategies. So we're not doing those types of strategies. Get a little bit into the details on what is separating you and you know, what are the risks to you guys not issuing debt that you're telling your, your equity holders.

Matt Cole: Yeah, yeah. So, so we are planning to do fixed income debt instruments. It's just on, on certain terms. And so we turn down convertible notes. And I think at this point that is now a consensus opinion but basically every new entrant to the market has convertible notes. And so ours was specifically around that we did not view it in the best interest of our shareholders to have to pledge our Bitcoin and be at the exposure of uh, margin calls in downward scenarios to repledge and repledge and then potentially have to sell Bitcoin in certain unlikely but possible scenarios because a 50% decline in Bitcoin is not some tell risk 0.1% probability. Uh, Bitcoin is a volatile asset. Um, so we turn those down. But we are a big fan of the perpetual preferred offerings. And so this gets into, you know, we have, we will have the ability to, because we did a reverse merger, we have the ability to, shortly after our SPAC transaction closes to do things like that. If we find it to be, to like the terms to be in the best interest of our shareholders. Where you know, uh, someone that as an example did a, did a SPAC, they could do a perpetual offering but only to like a 144A offer to accredited investors. They couldn't actually do the IPOs like Strategy has done to actually then leverage the ATM on those types of instruments. And so we will have that, we likely have that full option suite available to us and look for really what it is, it's longer duration, debt. And so if you actually even look at Strategy's newest offering which is for investors a one-month reset of the interest rate, the actual like macula duration is over 10 years because it has no official maturity to it. Um, even, even though the duration, the effective duration for investors is very low. So I look at this as what are, what are Bitcoin treasury companies? They are permanent capital vehicles making a long term play, not a short term play. Uh, even though the stocks fall. So this is a long term play in the rise of Bitcoin relative to fiat currencies like the dollar over time. So you would prefer your debt to have a long duration and not be callable in the short term because then you can't ride out short term fluctuations. And so I think these Perpetual preferreds are really interesting offerings. And so you know there's a potential that Strive could have, you know, similar things to what you see from Strategy. And then on top of that our alpha strategies that I believe will be meaningful to our shareholders because of the size of our Treasury. Um, and, and that be kind of becomes the, the you know, in a sense best of both worlds. Like if we had those Perpetual preferreds going, we would be the only Bitcoin treasury player in the market that only has common equity and Perpetual Preferreds as, as our two offerings. And even Strategy itself is trying to get rid of their convertible notes. Um, and I think that's a, that's kind of a shows you kind of, they don't view those as the direction for their company.

Nick Bhatia: And we really appreciate you breaking down the differences between common Preferreds, the convertibles that some companies are doing. Uh, there's no financial arrangement between the Bitcoin layer and Strive. This is an episode purely for research purposes. This is not an endorsement of Strive or any of its individual investment products either. Matt is just being kind and sharing his time, giving us some perspective on what it's like running a Bitcoin treasury company, running an asset manager. Ah, uh, a very unique company. So we do appreciate your perspective. Matt, thank you for joining us today at the Bitcoin Layer and please tell people where they can find you online.

Matt Cole: Thanks Nick. So easiest way to find us online is on Twitter. So my, my handle is at uh, Cole Macro. C O L E M A C R O. And then at Strive Funds for. For our company. And then our company's website's@Strive.com so. Thanks, Nick. Appreciate this.

Nick Bhatia: Of course, Matt. Thanks a lot. And we'll catch you guys next time. Sam.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.